February 17, 2017

Ms. Stephanie L. Sullivan
Senior Technical and Policy Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     Federal Home Loan Mortgage Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Response Dated January 13, 2017
File No. 001-34139

Dear Ms. Sullivan:

This letter is in response to the Staff’s letter of comment dated February 10, 2017, with respect to the above referenced report. Below are Freddie Mac’s responses to the Staff’s comments. For the convenience of the Staff, we have set out each comment in bold font immediately preceding our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

1.
We have reviewed your response to prior comment 1 regarding the accounting for the reclassification of seriously delinquent single-family mortgage loans from held-for-investment to held-for-sale. We note that the Company’s accounting policy related to determining when a single-family loan or portion of that loan is uncollectable is based on loan performance data. We believe that when the Company changes its intent to hold a loan for investment, it should evaluate at that time whether a portion of the loan is uncollectable. Given that the loans transferred to held-for-sale may have different characteristics and performance, these loans represent a class of transactions that necessitate a separate accounting policy. Please confirm that no later than January 1, 2017 you will select an accounting policy for determining when loans transferred to held-for-sale are deemed uncollectable.

We confirm that effective January 1, 2017, we adopted a separate accounting policy for determining whether a portion of the loans transferred to held-for-sale are uncollectable. Once a decision has been made to transfer a loan from held-for-investment to held-for-sale, we will record a charge-off for the lower-of-cost-or-fair value adjustments and other expenses related to property taxes and insurance for the loan at the date of transfer. If the amount of the charge-off exceeds the amount of loan loss reserves previously recognized in earnings, we will recognize an additional provision for credit losses.

This charge-off policy will be applied prospectively. There would be significant operational complexity associated with retrospective application of this new charge-off policy to loan transfers conducted in prior periods, making retrospective application impractical. Furthermore, we do not believe that retrospective application would result in a material change to our financial results.

Additionally, in your Form 10-K for the year ended December 31, 2016, please revise your disclosures regarding the Company’s credit performance and charge-off experience to also include information about losses realized as a result of selling certain seriously delinquent single-family loans.

In response to your comment, we have revised our disclosures of credit performance and charge-off experience to include supplemental disclosure of the amount of lower-of-cost-or-fair value adjustments and other expenses related to property taxes and insurance for loans transferred to held-for-sale that were not included in the charge-off amounts. As part of this revision, we have updated the following disclosures in our Form 10-K for the year ended December 31, 2016:

•	“MD&A – Risk Management – Credit Risk – Single-Family Mortgage Credit Risk”

o	Single-family charge-offs and recoveries by geographic region table (page 112)

o	Single-family credit guarantee portfolio credit performance metrics table (page 114)

o	Single-family loan loss reserves activity table (page 115)

•	“Note 4: Mortgage Loans and Loan Loss Reserves”

o	Loan loss reserves activity table (page 246)

*******

If you have any questions about this submission, please contact Timothy Kviz, Vice President – Accounting Policy and External Financial Reporting (703-714-3800).

Sincerely,

/s/ James G. Mackey
Executive Vice President – Chief Financial Officer

cc:    Mr. Donald H. Layton, Chief Executive Officer
Ms. Carolyn H. Byrd, Audit Committee Chairman
Mr. John Oliver, Partner, PricewaterhouseCoopers LLP
Mr. Nicholas Satriano, Chief Accountant, Federal Housing Finance Agency